19 June 2008

Cadbury plc Confirms Strong Start to 2008

Cadbury plc issues regular trading updates ahead of its first half and preliminary results. Today’s update comments on year-to-date performance for the first half of 2008. Our 2008 first half results will be announced on 30 July 2008. Following the demerger of Dr Pepper Snapple Group in May 2008, the Americas Beverages business will be classified as a discontinued operation and the results from the business will not be included within the continuing results of Cadbury plc.

Highlights
— — — — —	Strong first half revenue momentum: growth expected to be above 4% — 6% goal range
 Good growth across all categories and double-digit growth in emerging markets
 Margins at least 150bps ahead despite increased investment in marketing
 Higher prices recovering increases in input costs
Benefits of early progress on cost savings and positive mix

Todd Stitzer, Cadbury’s CEO said: “We’re off to a strong start as a focused confectionery business and expect first half revenues above our goal range and good progress on margins. These results will demonstrate the strength of our total confectionery platform, the benefits of the significant investments made in recent years and the potential of our business. Despite the challenging economic outlook and further increases in input costs in the second half, we are confident of a successful outcome for 2008.”

Trading Performance
We expect strong revenue momentum in the first half with second quarter growth likely to be modestly higher than the 7% like-for-like growth reported for the first quarter. Good progress is being made on margins despite a further increase in marketing investment. Price increases have been implemented across the majority of our markets and these are recovering significant increases in input costs. Margins in the first half will benefit from positive product mix and previously announced “Vision into Action” cost reduction initiatives including downsizing central and regional functions and outsourcing non-core activities.

In Britain, Ireland, the Middle East and Africa (BIMA), revenue growth has been driven by higher marketing and double-digit growth from the emerging market businesses. Profit and margin progress in the first half will be strong with margins benefiting from a further improvement in Nigeria, cost reduction initiatives and lower one-off costs in Britain and Ireland. In Britain, revenue growth is expected to be ahead of the confectionery market which is ahead 2% year-to-date. The exit from some less profitable promotions has been more than offset by good growth in core brands, including Cadbury Dairy Milk.

In Europe, planned route to market changes in Russia and Turkey and lower market growth in Southern Europe have impacted performance. Gum growth remains strong reflecting the combination of market growth across the region and share gains in Southern Europe. In Turkey, we are integrating our existing distribution infrastructure with the Intergum business we acquired last year and revenues in the half are being impacted by the exit from a number of distribution arrangements. Overall, margins are expected to be lower in the region in the first half given the route to market reorganisation.

In the Americas, we have continued to see excellent revenue growth. In the US, the gum market is ahead 8% year to date, benefiting from the 2007 price increases and continued high levels of innovation activity. Growth continues to be driven by our Trident and Stride brands. Our performance in the US has been boosted by improved results from Halls which benefited from robust cough category growth. Revenue momentum in Latin America remains strong with good results from both gum and candy, particularly in Mexico where we have continued to make share gains.

In Asia Pacific, revenue growth in the half has benefited from an improved performance from confectionery in Australia and strong double-digit growth in emerging markets. In Australia beverages, revenue growth has strengthened in the last few months as we cycled the anniversary of the termination of a non-core manufacturing contract. In emerging markets, India has had another excellent half with good performances in all categories, and continued success of our Bubbaloo bubblegum brand.

Outlook
For the first half of 2008, we expect revenue growth above the top end of our 4% — 6% goal range and margin growth of at least 150 basis points (at constant exchange rates). Looking forward to the balance of the year, we will be cycling stronger second half comparatives. We expect our commodity cost increases for the year to remain in the 5% — 6% range, however, these increases are now expected to be weighted toward the second half. Overall, while we expect some bias in revenue and margin growth toward the first half, we remain confident of a successful outcome for 2008.

Update on Non-Underlying Items
Following the completion of the demerger on 7 May 2008, Americas Beverages will be classified as a discontinued operation and the results will not be included within the continuing operations of Cadbury plc. The appendices to this release include: i) the re-presented underlying results for Cadbury plc for the first half and full year 2007 with Americas Beverages reported as a discontinued operation; and ii) pro-forma earnings per share for the first half and full year of 2007 for Cadbury plc as if the demerger had been in effect since the beginning of 2007. From 2008, certain confectionery costs in respect of central supply chain, commercial and science & technology, previously included in central costs, will be charged to the regions. The appendices also include the regional profit from operations for the first half and full year 2007 on a comparable basis.

The reported results in the first half of 2008 will be impacted by restructuring and non-trading items principally relating to our cost reduction programme and the demerger. In the first half, we expect restructuring charges to be around £80 million, around half the charge anticipated for the full year. Tax and other costs related to the demerger are expected to be in line with expectations. Transaction related costs (such as financing fees, legal costs, advisor fees and taxation) will be charged against the discontinued Americas Beverages business and confectionery separation charges (such as certain IT separation costs and listing fees) will be treated as a non-underlying charge to the Cadbury plc business.

The movements in key currencies against sterling since the first half of 2007, principally the Euro and the Australian Dollar, are expected to have a positive impact on our reported results at the half year. Based on current rates, we would expect currency movements on translation to benefit revenues and operating profits, each by around 7% in the half.

Summary of Key Dates

30 July	Half Year Results
14 October	Interim Management Statement

A teleconference for analysts and investors will take place at 9.00am (BST) today, 10.00am (central Europe).

Conference telephone number:	+44 20 7138 0835 (UK) +1 718 354 1172 (US)
Replay Details	+44 20 7806 1970 (UK) +1 718 354 1112 (US)
Replay Pass code	3880146#

A further teleconference call for analysts and investors will take place at 3pm (BST) today, 4pm (central Europe), 10am (EST).

Conference telephone number	+44 20 7138 0835 (UK) +1 718 354 1172 (US)
Replay Details	+44 20 7806 1970 (UK) +1 718 354 1112 (US)
Replay Pass code	7606549#

Ends

CONTACTS

Cadbury plc	+ 44 20 7409 1313 (until 20 June)
+44 1895 615000 (from 23 June)
http://www.cadbury.com

Capital Market Enquiries	+44 20 7830 5124 (until 20 June)
Sally Jones	+44 1895 615124 (from 23 June)
Media Enquiries
Cadbury	+44 20 7830 5011 (until 20 June)
Katie Bell	+44 1895 615011 (from 23 June)
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

Change of Address
With effect from 23 June 2008 Cadbury plc Head Office will relocate to:
Cadbury House Uxbridge Business Park Sanderson Road Uxbridge
Tel + 44 1985 615000
Fax +44 1895 615001

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and Circular and Prospectus filed with the UKLA on 19 March 2008 and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes:

1. About Cadbury plc
Cadbury plc is the world’s largest confectionery business with number one or number two positions in over 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.

2. Appendices

Appendix 1: Cadbury plc Re-presented Income Statement

Following the demerger of Dr Pepper Snapple Group Inc (DPSG) in May, the Americas Beverages business will be classified as a discontinued business and therefore the results from the business will not be included in the operating results of the continuing Group (Cadbury plc). In accordance with IFRS 5 ”Non-current assets held for sale and discontinued operations”, the results, including prior periods, of Americas Beverages, together with interest relating to the debt demerged will be shown within Discontinued Operations presented at the bottom of the Income Statement.

Re-presented Cadbury plc Income Statement: First Half and Full Year 2007

	6 months end 30 Jun	Year end
£m	2007	31 Dec 2007
Revenue	2,326	5,093
Underlying profit from operations	168	497
Underlying profit before interest and taxation	173	505
Net Underlying financing costs	(20)	(50)
Underlying profit before taxation	153	455
Underlying taxation	(46)	(128)
Underlying profit after taxation relating to Continuing Ops (Cadbury plc)	107	327
Underlying profit from Discontinued Ops (DPSG)	140	305
Minority Interests		(2)
Underlying profit attributable to equity shareholders	247	630
Earnings per share (p):
Underlying
- from Continuing Ops	5.2p	15.6p
- from Discontinued Ops	6.7p	14.6p
- Total Group	11.9p	30.2p
Loss per share attributable to non-underlying items	(3.2)p	(10.8)p
Reported Earnings per share	8.7p	19.4p
Dividends per share	5.0p	10.5p
Weighted average number of shares (m)	2,086	2,087

Appendix 2: Cadbury plc Pro-forma Earnings Per Share

Cadbury plc Pro-forma Earnings Per Share: First Half and Full Year 2007

	6 months end 30 Jun	Year end
£m	2007	31 Dec 2007
Underlying profit attributable to equity shareholders	247	630
Less: Underlying profit attributable to Discontinued Ops (DPSG)	(140)	(305)
Underlying profit attributable to equity shareholders:
Continuing Ops (Cadbury plc)	107	325
Proforma earning per share – continuing ops (p)	8.0p	24.3p
Proforma weighted average number of shares (m) *	1,335	1,336

• As a result of the scheme of arrangement to replace Cadbury Schweppes Plc with Cadbury Plc and the subsequent demerger of Americas Beverages, the shares of the Group were consolidated with 100 Cadbury Schweppes shares being replaced with 64 Cadbury shares and 12 shares in DPSG. The proforma weighted average number of shares applies the same consolidation ratio to the weighted average number of shares used in the 2007 earnings per share calculation.

Appendix 3: Cadbury plc 2007 Underlying Profit from Operations

From 2008, certain confectionery costs in respect of central supply chain, commercial and science & technology, previously included in central costs, will be charged to the regions.

Cadbury plc Underlying Profit from Operations by Region First Half and Full Year 2007

£m	6 months end 30 Jun 2007	Year End 31 Dec 2007
Underlying profit from operations
BIMA	54	153
Europe	30	82
Americas	109	234
Asia Pacific	40	146
Central	(65)	(118)

	168	497